EXHIBIT 99.3
CANADIAN SOLAR INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Canadian Solar Inc.:
     We have audited the accompanying consolidated balance sheets of Canadian Solar Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008, and the related financial statement schedule included in Schedule I. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Canadian Solar Inc. and subsidiaries as of December 31, 2007 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.
     As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”.
     As discussed in Note 20 to the consolidated financial statements, effective January 1, 2009, the Company adopted FASB Staff Position APB No. 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)”, and retrospectively adjusted the 2008 and 2007 financial statements accordingly.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 5, 2009 (not presented herein) expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
June 5, 2009 (October 13, 2009 as to the effect of adoption of FASB Staff Position APB No. 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” described in Note 20)

CANADIAN SOLAR INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2008
	$	$
ASSETS
Current assets:
Cash and cash equivalents	37,667,120	115,660,921
Restricted cash	1,625,555	20,621,749
Accounts receivable, net of allowance for doubtful accounts of $376,178 and $5,605,983 on December 31, 2007 and 2008, respectively	58,637,304	51,611,312
Inventories	70,920,927	92,682,547
Value added tax recoverable	12,246,989	15,899,703
Advances to suppliers	28,744,670	24,654,392
Foreign currency derivative assets	—	6,974,064
Prepaid expenses and other current assets	9,460,119	10,909,649

Total current assets	219,302,684	339,014,337
Property, plant and equipment, net	51,486,258	165,541,885
Deferred tax assets	978,968	6,965,503
Advances to suppliers	4,102,711	43,087,142
Prepaid land use right	1,616,011	12,782,147
Investment	—	3,000,000
Other non-current assets	135,548	263,281

TOTAL ASSETS	277,622,180	570,654,295

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	40,373,932	110,664,813
Accounts payable	8,250,826	29,957,188
Amounts due to related parties	208,718	93,641
Other payables	6,153,217	24,043,309
Advances from customers	1,962,024	3,570,883
Other current liabilities	2,264,499	4,332,229

Total current liabilities	59,213,216	172,662,063
Accrued warranty costs	3,878,755	10,846,719
Convertible notes	59,884,744	830,362
Long-term borrowings	17,866,203	45,357,340
Liability for uncertain tax positions	2,278,482	8,703,830

TOTAL LIABILITIES	143,121,400	238,400,314

Commitments and contingencies (Note 14)
Stockholders’ equity:
Common shares — no par value: unlimited authorized shares, 27,320,389 and 35,744,563 shares issued and outstanding at December 31, 2007 and 2008, respectively	97,454,214	395,153,795
Additional paid-in capital	34,636,199	(66,705,304)
Accumulated deficit	(3,570,175)	(11,104,036)
Accumulated other comprehensive income	5,980,542	14,909,526

Total stockholders’ equity	134,500,780	332,253,981

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	277,622,180	570,654,295

See notes to consolidated financial statements.

CANADIAN SOLAR INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,
	2006	2007	2008
	$	$	$
Net revenues	68,212,256	302,797,671	705,006,356
Cost of revenues	55,871,959	279,022,155	633,998,620

Gross profit	12,340,297	23,775,516	71,007,736

Operating expenses:
Selling expenses	2,908,675	7,530,970	10,607,562
General and administrative expenses	7,923,923	17,203,761	34,510,263
Research and development expenses	397,859	997,832	1,824,753

Total operating expenses	11,230,457	25,732,563	46,942,578

Income (Loss) from operations	1,109,840	(1,957,047)	24,065,158
Other income (expenses):
Interest expense	(2,193,551)	(2,311,270)	(12,201,293)
Interest income	362,528	562,006	3,530,957
Loss on change in fair value of derivatives related to convertible notes	(8,186,500)	—	—
Gain on foreign currency derivative assets	—	—	14,454,814
Gain on debt extinguishment	—	—	2,429,524
Debt conversion inducement expense	—	—	(10,170,118)
Foreign exchange gain (loss)	(481,019)	2,688,448	(19,989,123)
Other — net	390,832	679,070	—

Income (Loss) before income taxes	(8,997,870)	(338,793)	2,119,919
Income tax benefit (expense)	(431,994)	163,514	(9,653,780)

Net loss	(9,429,864)	(175,279)	(7,533,861)

Loss per share — basic and diluted	$(0.50)	$(0.01)	$(0.24)

Shares used in computation — basic and diluted	18,986,498	27,283,305	31,566,503

See notes to consolidated financial statements.

CANADIAN SOLAR INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

				Retained	Accumulated
			Additional	Earnings	Other	Total	Total
	Common		Paid-in	(Accumulated	Comprehensive	Stockholders’	Comprehensive
	Shares		Capital	Deficit)	Income	Equity	Income/(loss)
	Number	$	$	$	$	$	$
Balance at December 31, 2005	15,427,995	210,843	—	6,647,167	109,070	6,967,080
Share-based compensation	—	—	6,144,879	—	—	6,144,879	—
Conversion of convertible notes	5,542,005	10,162,215	—	—	—	10,162,215
De-recognition of conversion option derivative liability	—	—	10,928,031	—	—	10,928,031
Issuance of ordinary shares, net of issuance cost	6,300,000	83,323,942	—	—	—	83,323,942
Deferred tax on issuance cost of ordinary shares	—	3,605,391	—	—	—	3,605,391
Forgiveness of payable to shareholders	—	—	260,987	—	—	260,987
Net loss	—	—	—	(9,429,864)	—	(9,429,864)	(9,429,864)
Foreign currency translation adjustment	—	—	—	—	941,194	941,194	941,194

Balance at December 31, 2006	27,270,000	97,302,391	17,333,897	(2,782,697)	1,050,264	112,903,855	(8,488,670)

Adjustment for adoption of FIN 48	—	—	—	(612,199)	—	(612,199)
Share-based compensation	—	—	9,101,792	—	—	9,101,792
Exercise of stock options	50,389	151,823	—	—	—	151,823
Recognition of equity component of convertible notes	—	—	8,200,510	—	—	8,200,510
Net loss	—	—	—	(175,279)	—	(175,279)	(175,279)
Foreign currency translation adjustment	—	—	—	—	4,930,278	4,930,278	4,930,278

Balance at December 31, 2007	27,320,389	97,454,214	34,636,199	(3,570,175)	5,980,542	134,500,780	4,754,999

Share-based compensation	—	—	9,102,002	—	—	9,102,002
Conversion of convertible notes	3,966,841	182,550,305	(110,443,505)	—	—	72,106,800
Issuance of ordinary shares, net of issuance cost	3,500,000	110,659,864	—	—	—	110,659,864
Deferred tax on issuance costs of ordinary shares	—	2,552,082	—	—	—	2,552,082
Other	566,190	—	—	—	—	—
Exercise of stock options	391,143	1,937,330	—	—	—	1,937,330
Net loss	—	—	—	(7,533,861)	—	(7,533,861)	(7,533,861)
Foreign currency translation adjustment	—	—	—	—	8,928,984	8,928,984	8,928,984

Balance at December 31, 2008	35,744,563	395,153,795	(66,705,304)	(11,104,036)	14,909,526	332,253,981	1,395,123

See notes to consolidated financial statements.

CANADIAN SOLAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2006	2007	2008
	$	$	$
Operating activities:
Net loss	(9,429,864)	(175,279)	(7,533,861)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	201,715	1,627,116	9,282,276
Loss on disposal of property, plant and equipment	11,072	23,806	5,126,852
Allowance for doubtful debts	62,318	456,570	7,445,028
Write down of inventories	274,947	482,544	23,784,578
Loss on change in fair value of derivatives related to convertible notes	8,186,500	—	—
Amortization of discount on debt	706,320	—	1,179,446
Gain on debt extinguishment	—	—	(2,429,524)
Unrealized gain on foreign currency derivative assets	—	—	(6,629,291)
Share-based compensation	6,144,879	9,101,792	9,102,002
Debt conversion inducement expense	—	—	10,170,118
Changes in operating assets and liabilities:
Inventories	(27,812,410)	(27,099,561)	(39,994,140)
Accounts receivable	(14,836,433)	(37,675,531)	2,126,297
Value added tax recoverable	(1,396,221)	(9,479,472)	(2,671,677)
Advances to suppliers	(8,479,625)	(16,796,871)	(33,572,770)
Prepaid expenses and other current assets	(1,861,085)	(4,847,423)	783,021
Accounts payable	2,361,064	719,126	19,685,549
Other payables	672,320	2,986,846	2,369,498
Advances from customers	324,890	(1,822,752)	1,367,209
Amounts due to related parties	(282,528)	60,082	(119,706)
Accrued warranty costs	530,826	2,979,414	6,893,681
Other current liabilities	(868,923)	906,584	1,893,489
Prepaid land use right	(1,080,232)	(429,637)	(10,508,489)
Liability for uncertain tax positions	—	1,666,283	6,425,348
Deferred taxes	294,296	(2,907,625)	(982,236)

Net cash provided by (used in) operating activities	(46,276,174)	(80,223,988)	3,192,698

(Continued)

	Years ended December 31,
	2006	2007	2008
	$	$	$
Investing activities:
Increase in restricted cash	(686,214)	(695,893)	(17,950,833)
Purchase of investment	—	—	(3,000,000)
Purchase of property, plant and equipment	(7,113,912)	(42,006,616)	(104,817,010)
Proceeds from disposal of property, plant and equipment	30,157	220,009	6,322

Net cash used in investing activities	(7,769,969)	(42,482,500)	(125,761,521)

Financing activities:
Proceeds from short-term borrowings	25,333,379	92,090,998	234,096,606
Repayment of short-term borrowings	(23,429,420)	(56,157,679)	(169,919,741)
Proceeds from long-term borrowings	—	16,712,795	24,964,230
Proceeds from issuance of convertible notes	3,650,000	75,000,000	—
Issuance cost paid on convertible notes	(571,315)	(2,970,138)	(381,900)
Proceeds from issuance of common shares, net of issuance costs	83,323,942	—	110,659,864
Proceeds from exercise of stock options	—	151,823	1,937,330

Net cash provided by financing activities	88,306,586	124,827,799	201,356,389

Effect of exchange rate changes	370,521	(5,364,950)	(793,765)

Net increase (decrease) in cash and cash equivalents	34,630,964	(3,243,639)	77,993,801
Cash and cash equivalents at the beginning of the year	6,279,795	40,910,759	37,667,120

Cash and cash equivalents at the end of the year	40,910,759	37,667,120	115,660,921

Supplemental disclosure of cash flow information:
Interest paid	(1,471,498)	(823,040)	(11,103,634)

Income taxes paid	(1,340,014)	(177,790)	(2,683,014)

Supplemental schedule of non-cash activities:
Issuance cost included in other payables	—	(381,496)	—

Property, plant and equipment cost included in other payables	41,657	(1,712,773)	(17,339,148)

Conversion of convertible notes to stockholders’ equity	10,162,215	—	72,106,800

See notes to consolidated financial statements.

CANADIAN SOLAR INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
     Canadian Solar Inc. (“CSI”) was incorporated pursuant to the laws of the Province of Ontario in October 2001, and changed its jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006.
     CSI and its subsidiaries (collectively, the “Company”) are principally engaged in the design, development, manufacturing and marketing of solar power products for global markets. During the periods covered by the consolidated financial statements, substantially all of the Company’s business was conducted through both CSI and the following operating subsidiaries:

	Date of	Place of	Percentage of
Subsidiary	Incorporation	Incorporation	Ownership

CSI Solartronics (Changshu) Co., Ltd.	November 23, 2001	PRC	100%

CSI Solar Technologies Inc.	August 8, 2003	PRC	100%

CSI Solar Manufacture Inc.	January 7, 2005	PRC	100%

CSI Central Solar Power Co., Ltd.	February 24, 2006	PRC	100%

Changshu CSI Advanced Solar Inc.	August 1, 2006	PRC	100%

CSI Cells Co., Ltd.	August 23, 2006	PRC	100%

Canadian Solar (USA) Inc.	June 8, 2007	USA	100%

CSI Solar Power Inc.	April 28, 2008	PRC	100%
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
(a) Basis of presentation
     The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of Consolidation
     The consolidated financial statements include the financial statements of CSI and its wholly-owned subsidiaries. All significant inter-company transactions and balances are eliminated on consolidation.
(c) Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include allowance for doubtful accounts and advances to suppliers, market values of inventories, accrual for warranty, fair value of foreign exchange derivative assets, provision for uncertain tax positions and tax valuation allowances, assumptions used in the computation of share-based compensation including the associated forfeiture rates and useful lives of and impairment for property, plant and equipment and intangible assets.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(d) Cash and cash equivalents
     Cash and cash equivalents are stated at cost, which approximates fair value. Cash and cash equivalents consist of cash on hand and demand deposits, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.
     Restricted cash represented bank deposits for import and export transactions through China Customs and for bank acceptance notes.
(e) Advances to suppliers
     In order to secure a stable supply of silicon materials, the Company makes prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. Such amounts are recorded in advances to suppliers in the consolidated balance sheets. Advances to suppliers expected to be utilized within twelve months as of each balance sheet date are recorded as current assets and the portion expected to be utilized after twelve months are classified as non-current assets in the consolidated balance sheets.
     The Company makes the prepayments without receiving collateral. Such prepayments are unsecured and expose the Company to supplier credit risk. As of December 31, 2007 and 2008, prepayments made to individual suppliers in excess of 10% of total advances to suppliers are as follows:

	At December 31,	At December 31,
	2007	2008
	$	$

Supplier A	$9,541,574	$25,583,405
Supplier B	—	15,997,973
Supplier C	4,102,711	12,528,000
Supplier D	*	9,027,574
Supplier E	8,324,889	—

*	Less than 10%
(f) Inventories
     Inventories are stated at the lower of cost or market. Cost is determined by the weighted-average method. Cost is comprised of direct materials and, where applicable, direct labor costs, tolling costs and those overheads that have been incurred in bringing the inventories to their present location and condition.
     Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(f) Inventories — continued
     The Company outsources portions of its manufacturing process, including converting silicon into ingots, cutting ingots into wafers, and converting wafers into solar cells, to various third-party manufacturers. These outsourcing arrangements may or may not include transfer of title of the raw material inventory (silicon, ingots or wafers) to the third-party manufacturers. Such raw materials are recorded as raw materials inventory when purchased from suppliers. For those outsourcing arrangements in which title is not transferred, the Company maintains such inventory on the Company’s balance sheet as raw materials inventory while it is in physical possession of the third-party manufacturer. Upon receipt of the processed inventory, it is reclassified to work-in-process inventory and a processing fee is paid to the third-party manufacturer. For those outsourcing arrangements, which are characterized as sales, in which title (including risk of loss) does transfer to the third-party manufacturer, the Company is constructively obligated, through raw materials sales agreements and processed inventory purchase agreements which have been entered into simultaneously with the third-party manufacturer, to repurchase the inventory once processed. In this case, the raw material inventory remains classified as raw material inventory while in the physical possession of the third-party manufacturer and cash is received, which is classified as “advances from customers” on the balance sheet and not as revenue or deferred revenue. Cash payments for outsourcing arrangements which require prepayment for repurchase of the processed inventory is classified as “advances to suppliers” on the balance sheet. There is no right of offset for these arrangements and accordingly, “advances from customers” and “advances to suppliers” remain on the balance sheet until the processed inventory is repurchased.
(g) Property, plant and equipment
     Property, plant and equipment is recorded at cost less accumulated depreciation and amortization. The cost of property, plant and equipment comprises its purchase price and any directly attributable costs, including interest cost capitalized in accordance with SFAS No. 34, “Capitalization of Interest Costs” (“SFAS No. 34”), during the period the assets is brought to its working condition and location for its intended use.
     Depreciation is computed on a straight-line basis over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Over the shorter of the lease term or their estimated useful lives
Machinery	5-10 years
Furniture, fixtures and equipment	5 years
Motor vehicles	5 years
     Costs incurred in constructing new facilities, including progress payment and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commences from that time.
(h) Prepaid land use right
     Prepaid land use right represents amounts paid for the Company’s lease for the use right of lands located in Changshu City, Suzhou City, and Luoyang City of mainland China. Amounts are charged to earning ratably over the term of the lease of 50 years.
(i) Investment
     The Company’s investment is in the preferred shares of a privately-held entity and is recorded under the cost method as the Company is unable to exert significant influence over such investment.
     Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(j) Impairment of long-lived assets
     The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the years ended December 31, 2006, 2007 and 2008.
(k) Income taxes
     Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net tax loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.
     The Financial Accounting Standard Board (“FASB”) issued Financial Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.
     The Company adopted the provisions of FIN 48 on January 1, 2007 and recognized a $612,199 increase in the liability for uncertain tax positions, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.
(l) Revenue recognition
     Sales of modules and silicon material are recorded when products are delivered and title has passed to the customers. The Company only recognizes revenues when prices to the seller are fixed or determinable, and collectibility is reasonably assured. Revenues also include reimbursements of shipping and handling costs of products sold to customers. Sales agreements typically contain the customary product warranties but do not contain any post-shipment obligations nor any return or credit provisions.
     A majority of the Company’s contracts provide that products are shipped under the term of free on board (“FOB”), ex-works, or cost, insurance and freight (“CIF”). Under FOB, the Company fulfils its obligation to deliver when the goods have passed over the ship’s rail at the named port of shipment. The customer has to bear all costs and risks of loss or damage to the goods from that point. Under ex-works, the Company fulfils its obligation to deliver when it has made the goods available at its premises to the customer. The customer bears all costs and risks involved in taking the goods from the Company’s premises to the desired destination. Under CIF, the Company must pay the costs, marine insurance and freight necessary to bring the goods to the named port of destination but the risk of loss of or damage to the goods, as well as any additional costs due to events occurring after the time the goods have been delivered on board the vessel, is transferred to the customer when the goods pass the ship’s rail in the port of shipment. Sales are recorded when the risk of loss or damage is transferred from the Company to the customers.
     The Company enters into toll manufacturing arrangements in which the Company receives wafers and returns finished modules. The Company recognizes a service fee as revenue when the processed modules are delivered.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(m) Cost of revenues
     Cost of revenues from modules includes production and indirect costs such as shipping and handling costs for products sold. Cost of revenues from silicon materials includes acquisition costs. Cost of revenues from services includes labor and material costs associated with provision of the services.
(n) Research and development
     Research and development costs are expensed when incurred.
(o) Advertising expenses
     Advertising expenses are expensed as incurred and amounted to $55,448, $512,465 and $304,978 for the years ended December 31, 2006, 2007 and 2008, respectively.
(p) Warranty cost
     The Company’s solar modules and products are typically sold with up to a two-year guarantee for defects in materials and workmanship and 10-year and 25-year warranties against specified declines in the initial minimum power generation capacity at the time of delivery. The Company has the right to repair or replace solar modules, at its option, under the terms of the warranty policy. The Company maintains warranty reserves to cover potential liabilities that could arise under these guarantees and warranties. Due to limited warranty claims to date, the Company accrues the estimated costs of warranties based on an assessment of the Company’s competitors’ accrual history, industry-standard accelerated testing, estimates of failure rates from the Company’s quality review, and other assumptions that the Company believes to be reasonable under the circumstances. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that accrual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.
(q) Foreign currency translation
     The United States dollar (“U.S. dollar”), the currency in which a substantial amount of the Company’s transactions are denominated, is used as the functional and reporting currency of CSI. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the U.S. dollar during the year are converted into the U.S. dollar at the applicable rates of exchange prevailing on the transaction date. Transaction gains and losses are recognized in the statements of operations. The Company recorded an exchange loss of $481,019 for the year ended December 31, 2006, an exchange gain of $2,688,448 for the year ended December 31, 2007, and an exchange loss of $19,989,123 for the year ended December 31, 2008.
     The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the U.S. dollar, such as Renminbi (“RMB”), which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income (loss) in the statements of stockholders’ equity and comprehensive income (loss).
(r) Foreign currency risk
     The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s cash and cash equivalents and restricted cash denominated in RMB amounted to $8,827,341 and $96,543,991 as of December 31, 2007 and 2008, respectively.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(s) Concentration of credit risk
     Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and advances to suppliers. All of the Company’s cash and cash equivalents are held with financial institutions that Company management believes to be high credit quality.
     The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. With respect to advances to suppliers, such suppliers are primarily suppliers of raw materials. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or security against advances to suppliers, however, it maintains a reserve for potential credit losses and such losses have historically been within management’s expectation.
(t) Fair value of derivatives and financial instruments
     The carrying value of cash and cash equivalents, trade receivables, advances to suppliers, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. Long-term bank borrowings approximate their fair value since the contracts were entered into with floating market interest rates.
     The carrying amount of the Company’s outstanding convertible notes was $0.8 million as of December 31, 2008, which approximated fair value. The Company did not compute the fair value of its $3,000,000 investment (as of December 31, 2008) as it was impracticable to do so without incurring significant cost.
     The Company’s primary objective for holding derivative financial instruments is to manage currency risk. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in fair values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting.
     The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in the statement of operations. The Company recorded gain on foreign currency derivative contracts as $nil, $nil and $14,454,814 for the years ended December 31, 2006, 2007 and 2008, respectively.
(u) Earnings per Share
     Basic income per share is computed by dividing income attributable to holders of common shares by the weighted average number of common shares outstanding during the year. Diluted income per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.
(v) Share-based compensation
     The Company account for share-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” (“SFAS 123R”). SFAS 123R requires the Company to use a fair-value based method to account for share-based compensation. Accordingly, share-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. As required by SFAS 123R, the Company have made an estimate of expected forfeitures and are recognizing compensation cost only for those equity awards expected to vest.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(w) Reclassifications
     Certain reclassification have been made to prior year numbers to conform to current year presentation.
(x) Recently issued accounting pronouncements
     In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R (revised 2007), Business Combination (“SFAS 141R”), to improve reporting and to create greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141R amends SFAS 109, “Accounting for Income Taxes,” such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141R would also apply the provisions of SFAS 141R. The adoption of SFAS 141R will change the Company’s accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.
     On April 1, 2009, the FASB issued FASB Staff Position (“FSP”) No. 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies (“FSP 141(R)-1”), which amends the guidance in SFAS 141R to establish a model for pre-acquisition contingencies that is similar to the one entities used under SFAS 141. Under the FSP, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, then the acquirer follows the recognition criteria in SFAS 5 and FIN 14 to determine whether the contingency should be recognized as of the acquisition date or after it. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of FSP 141(R)-1 will change the Company’s accounting treatment for business combinations on a prospective basis beginning on January 1, 2009.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”), to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling interests in subsidiaries in the same way as required in the consolidated financial statements. SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect that the adoption of SFAS 160 will have an impact on the consolidated financial statements.
     In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”). FSP 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. As a result of FSP 157-2, the Company will adopt SFAS 157 for its nonfinancial assets and nonfinancial liabilities beginning with the first interim period of its fiscal year 2009. The Company does not expect that the adoption of SFAS 157 for its nonfinancial assets and nonfinancial liabilities will have a material impact on its financial position, results of operations or cash flows.
     In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (“FSP 157-3”). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with FAS 157. The Company does not expect the adoption of FSP 157-3 to have a material impact on the Company’s consolidated financial statements or the fair values of its financial assets and liabilities.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(x) Recently issued accounting pronouncements — continued
     On April 9, 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with FASB 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company does not expect the adoption of FSP 157-4 to have a material impact on the Company’s consolidated financial statements or the fair values of its financial assets and liabilities.
     In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities (“SFAS 161”), an amendment of FASB Statement No.133. The new standard requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 does not change the accounting treatment for derivative instruments but will impact the Company’s disclosures related to derivative instruments and hedging activities effective from January 1, 2009.
     In April 2008, the FASB issued FSP FAS 142-3, Determining the Useful Life of Intangible Assets (“FSP 142-3”). FSP 142-3 amends the factors to be considered in determining the useful life of intangible assets. Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure such asset’s fair value. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect that the adoption of FSP 142-3 will have a material impact on the consolidated financial statements.
     In May 2008, the FASB issued FSP Accounting Principles Board (“APB”) Opinion 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”). FSP APB 14-1 requires recognition of both the debt and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the note and the fair value of the debt component. FSP APB 14-1 also requires an accretion of the resulting debt discount over the expected life of the debt. Retrospective application to all periods presented is required. The Company adopted APB 14-1 effective January 1, 2009 and these consolidated financial statements have been retroactively adjusted to reflect the adoption, as described in Note 20.
     At its June 25, 2008 meeting, the FASB ratified the consensus reached in the Emerging Issues Task Force (“EITF”) Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”). EITF 07-5 is effective for fiscal years and interim periods beginning after December 15, 2008. This Issue’s “fixed-for-fixed, plus fair value inputs” model is largely consistent with current interpretations of the phrase “indexed to an entity’s own stock.” However, in certain circumstances, Issue 07-5 may result in changes to those accounting conclusions and may have impact on issuers of equity-linked financial instruments (e.g., options or forward contracts) or instruments containing embedded features (e.g., embedded conversion options in a convertible instrument) that have (1) exercise or settlement contingency provisions, (2) a strike price that is subject to adjustment, or (3) a strike price that is denominated in a currency other than the entity’s functional currency. The Company is currently evaluating the impact of this statement on its consolidated financial statements.

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
(x) Recently issued accounting pronouncements — continued
     In April 2009, the FASB issued FSP FAS 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (“FSP FAS 115-2 and FAS 124-2”). The FSP amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The Company does not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a material impact on the Company’s consolidated financial statements.
3. ALLOWANCE FOR DOUBTFUL RECEIVABLES
     Allowance for doubtful receivables are comprised of allowances for account receivable and advances to suppliers.
     An analysis of allowances for accounts receivable at December 31, 2007 and 2008 is as follows:

	At December 31,	At December 31,
	2007	2008
	$	$
Beginning of the year	—	376,178
Allowances made during the year	456,570	5,218,944
Accounts written-off against allowances	(83,954)	(19,000)
Foreign exchange effect	3,562	29,861

Closing balance	376,178	5,605,983

     An analysis of allowances for advances to suppliers at December 31, 2007 and 2008 is as follows:

	At December 31,	At December 31,
	2007	2008
	$	$
Beginning of the year	—	—
Allowances made during the year	—	2,226,084
Foreign exchange effect	—	115,601

Closing balance	—	2,341,685

4. INVENTORIES
     Inventories consist of the following:

	At December 31,	At December 31,
	2007	2008
	$	$
Raw materials	39,184,973	46,121,994
Work-in-process	21,082,544	17,220,906
Finished goods	10,653,410	29,339,647

	70,920,927	92,682,547

     The company wrote down obsolete inventories amounting to $274,947, $482,544 and $23,784,578 during the years ended December 31, 2006, 2007 and 2008 respectively.

5. PROPERTY, PLANT AND EQUIPMENT, NET
     Property, plant and equipment, net consists of the following:

	At December 31,	At December 31,
	2007	2008
	$	$
Buildings	2,313,884	23,854,814
Leasehold improvements	475,654	1,674,838
Machinery	24,572,316	72,017,929
Furniture, fixtures and equipment	1,723,984	5,569,500
Motor vehicles	311,831	1,055,123

	29,397,669	104,172,204
Less: Accumulated depreciation	(2,060,207)	(11,888,864)

	27,337,462	92,283,340
Construction in process	24,148,796	73,258,545

Property, plant and equipment, net	51,486,258	165,541,885

     Depreciation expense was $205,124, $1,611,885 and $9,213,765 for the years ended December 31, 2006, 2007 and 2008, respectively. Construction in process represents production facilities under construction.
6. FAIR VALUE MEASUREMENT
     On January 1, 2008, the Company adopted SFAS 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands financial statement disclosure requirements for fair value measurements. The Company’s adoption of SFAS 157 was limited to its financial assets and financial liabilities, as permitted by FSP 157-2. The Company does not have any non financial assets or non financial liabilities that it recognizes or discloses at fair value in its financial statements on a recurring basis. The implementation of the fair value measurement guidance of SFAS 157 did not result in any material changes to the carrying values of the Company’s financial instruments on its opening balance sheet on January 1, 2008.
     SFAS 157 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. SFAS 157 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:
•	Level 1 — Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•	Level 2 — Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

•	Level 3 — Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
     When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

6. FAIR VALUE MEASUREMENT — continued
     The Company’s foreign currency derivative assets relate to foreign exchange option or forward contracts involving major currencies such as Euro and USD. Since its derivative assets are not traded on an exchange, the Company values them using valuation models. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, it classifies these valuation techniques as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.
     As of December 31, 2008, the fair value measurement of the Company’s foreign currency derivative assets that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting
	Date Using
		Quoted Prices
	Total Fair	in Active	Significant
	Value and	Markets for	Other	Significant
	Carrying	Identical	Observable	Unobservable
	Value on the	Assets	Inputs	Inputs
	Balance Sheet	(Level 1)	(Level 2)	(Level 3)

Assets:

Foreign exchange option contracts	$6,136,044	$—	$6,136,044	$—
Foreign exchange forward contracts	$838,020	$—	$838,020	$—

Total Assets	$6,974,064	—	$6,974,064	—

7. BANK BORROWING

	At December 31,	At December 31,
	2007	2008
	$	$
Bank borrowings	58,240,135	156,022,153
Analysis as:
Short-term	40,373,932	110,664,813
Long-term	17,866,203	45,357,340

Total	58,240,135	156,022,153

     In the years ended December 31, 2007 and 2008, the maximum bank credit facilities granted to the Company were $79,477,082 and $216,506,113, respectively, of which $58,240,135 and $156,022,153 were drawn down and $21,236,947 and $60,483,960 were available, respectively.
a) Short-term
     The average interest rate on short term borrowings was 5.85% and 5.64% per annum for the years ended December 31, 2007 and 2008, respectively. The borrowings are repayable within one year. As of December 31, 2007 and 2008, borrowings of $9,339,101 and $5,706,246, respectively, were guaranteed by Mr. Shawn Qu, Chairman, President and Chief Executive Officer of the Company.
     On July 19, 2007, CSI Cells Co., Ltd. entered into a syndicate loan agreement with local Chinese commercial banks for the expansion of solar cell production capacity. The total credit facility under this agreement is $30.0 million or equivalent RMB amount with two tranches. The first tranche has a credit limit of $10.0 million, which requires repayment within one year. The second tranche has a credit limit of $20.0 million which requires repayment of $10.0 million in 2009 and $10 million in 2010. CSI Cells Co., Ltd. has fully utilized the credit facility, drawing $5.0 million in US dollars and $25.0 million in RMB. Both tranches bear interest at a floating rate of six-month LIBOR+0.8% for US dollar denominated borrowings or the base interest rate published by People’s Bank of China for the same maturity for RMB denominated borrowings. Interest under the first tranche is due monthly in arrears and interest under the second tranche is due quarterly in arrears.

7. BANK BORROWING — continued
     Outstanding borrowings under this agreement were $17,866,203 and $31,312,012 at December 31, 2007 and 2008, respectively, and were secured by the land use right and buildings of CSI Cells Co., Ltd and are guaranteed by Canadian Solar Inc. The borrowing contains financial covenants which require that for any fiscal year, (i) the ratio of total liabilities to EBITDA be no higher than 3.21, (ii) the ratio of operating cash flows to liabilities be no lower than 0.25 and (iii) the ratio of liabilities to assets be no higher than 60%. CSI Cells Co., Ltd. failed to meet all of these covenants as of December 31, 2008. As CSI Cells Co., Ltd. has not obtained a written waiver from the banks, the total outstanding balance as of December 31, 2008 is subject to accelerated repayment and has been classified as a short-term borrowing.
     On July 19, 2007, CSI Solar Manufacture Inc. entered into a syndicated loan agreement with local Chinese commercial banks for working capital purposes. The total credit facility under this agreement is $20.0 million and is available for three years. Each withdrawal is to be repaid within one year. The borrowing bears a floating interest rate of six-month LIBOR+0.8% for US dollar denominated borrowings or the base interest rate published by People’s Bank of China for the same maturity for RMB denominated borrowings. Interest is due monthly in arrears. The outstanding balance under this agreement was $13,000,000 and $10,000,000 as of December 31, 2007 and 2008 respectively, and was guaranteed by Canadian Solar Inc. The borrowing contains financial covenants which require that for any fiscal year, (i) the ratio of liabilities to assets be no higher than 65%, (ii) the ratio of accounts receivable balance to revenues be no higher than 45% and (iii) the current ratio be no lower than 125%. CSI Solar Manufacture Inc. met all of the above financial covenants as of December 31, 2007 and 2008.
b) Long-term
     The average interest rate on long-term borrowings was 6.83% and 7.23% per annum for the years ended December 31, 2007 and 2008, respectively.
     On February 14, 2008, CSI Cells Co., Ltd. entered into a loan agreement of $1,463,140 with the local government for the research and development of low-cost solar cells. The borrowing was unsecured, interest-free, has a maturity of three years and does not contain any financial covenants or restrictions.
     On June 18, 2008, CSI Central Solar Power Co., Ltd. entered into a loan agreement with a local Chinese commercial bank for the purchase of properties. The total credit facility under this agreement is $20,483,960 which requires repayment of $5,852,560 and $14,631,400 in 2009 and 2010, respectively. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2008 was $20,483,960 and was guaranteed by CSI Cells Co., Ltd. The borrowing bears a floating base interest rate published by People’s Bank of China for borrowings with the same maturities and does not contain any financial covenants or restrictions.
     On June 27, 2008, CSI Central Solar Power Co., Ltd. entered into a loan agreement with a local Chinese commercial bank for the construction of solar wafer production lines. The total credit facility under this agreement is $29,262,800 which requires repayment of $14,631,400 in 2010 and 2011. Interest is due quarterly in arrears. The outstanding balance as of December 31, 2008 was $29,262,800 and was guaranteed by CSI Cells Co., Ltd. The borrowing bears a floating base interest rate published by People’s Bank of China for borrowings with the same maturities and does not contain any financial covenants or restrictions.
     Future principal repayment on the long-term bank loans are as follows:

2009	$5,852,560
2010	29,262,800
2011	16,094,540
2012	—
2013 and after	—
Total	51,209,900
Less: current portion	(5,852,560)
Total long-term portion	$45,357,340

7. BANK BORROWING — continued
c) Interest expense

	Years ended December 31
	2006	2007	2008
	$	$	$
Interest capitalized	—	46,617	1,188,135
Interest expense	2,193,551	2,311,270	12,201,293

Total interest incurred	2,193,551	2,357,887	13,389,428

8. ACCRUED WARRANTY COSTS
     The Company’s warranty activity is summarized below:

	At December 31,	At December 31,
	2007	2008
	$	$

Beginning balance	874,673	3,878,755
Warranty provision	3,015,715	6,978,411
Warranty costs incurred	(11,633)	(10,447)

Ending balance	3,878,755	10,846,719

9. CONVERTIBLE NOTES
     2005 Convertible Note Subscription Agreement
     On November 30, 2005, the Company signed a subscription agreement with a group of third-party investors to issue two tranches of convertible notes. The first tranche of notes with a principal value of $8,100,000 was issued on November 30, 2005. The second tranche of notes with a principal value of $3,650,000 was issued on March 30, 2006.
     The terms of all two tranches of convertible notes are described as follows:
     Maturity date. The convertible notes mature on November 30, 2008.
     Interest. The note holders are entitled to receive interest at 2% per annum on the principal outstanding, in four equal quarterly installments, payable in arrears.
     If the Company fails to pay any principal or interest amounts, or other payments in respect of the notes, when due, or if the convertible notes are not converted in full into common shares on the date requested by the note holders, the convertible notes shall bear an extraordinary interest, compounded at a rate of twelve percent (12%) per annum for any amounts of overdue principal, interest or other payment under the convertible notes.
     If the Company has not completed a qualified initial public offering (defined as (i) an offering size of not less than $30,000,000, (ii) total market capitalization of not less than $120,000,000, and (iii) public float of not less than twenty-five percent (25%) of the enlarged share capital) prior to maturity of the convertible notes, the Company must pay an interest premium of ten percent (10%) per annum in respect of principal, paid and unpaid interest, unpaid dividends, and extraordinary interest.
     Withholding taxes. All payments in respect of the note will be made without withholding or deduction of or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the government of Hong Kong, Canada or any authority therein or thereof having power to tax unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law.

9. CONVERTIBLE NOTES — continued
     Dividends. The stockholder as of the issue date is entitled to all audited retained earnings as of 28 February 2006. The Company shall not declare or pay any dividend before the completion of a qualified initial public offering or redemption of all convertible notes, except with the prior written consent of all holders of the outstanding convertible notes.
     Conversion. The notes are convertible into 2,378,543 common shares at a conversion rate of $4.94 per share, representing 23.79% of the 10,000,000 total expected number of Common Shares to be issue on a Fully-Diluted Basis as set forth in the subscription agreement. The fair value of the Company’s common stock on November 30, 2005 was $5.67 per share. The notes are convertible (i) at any time after the date of issuance of such notes upon obtaining written consents from the note holders requesting conversion to common shares, and (ii) automatically upon the consummation of a qualified initial public offering. The conversion rate is subject to standard anti-dilutive adjustments and is also subject to adjustment in the event that (i) the Company’s audited profit after tax for the twelve month period ended February 28, 2006 is less than certain predefined amounts, (ii) the Company’s number of shares issued or issuable on a fully diluted basis is different from a predefined quantity at conversion, or (iii) the Company issues equity securities at a price below the conversion price then in effect.
     The Company is required to bifurcate the conversion feature pursuant to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”).
     Redemption. If the Company experiences an event of default under the subscription agreement (including but not limited to a change of control of the Company) prior to maturity and upon written demand from the note holders (referred to as “early redemption right”), the Company must pay the greater of (i) an interest premium of twelve percent (12%) per annum in respect of principal, paid and unpaid interest, unpaid dividends, and extraordinary interest, or (ii) the fair value of the Company’s common shares that would be held by the note holders on an if-converted basis. The Company is required to bifurcate the early redemption right pursuant to SFAS 133.
     Liquidation preference. The convertible notes are senior to any common shareholder claims in the event of liquidation.
     Pledge of shares. The Company’s sole shareholder pledged 1,133,684 shares to the note holders of convertible notes as of December 31, 2005. The pledge represents 20% of the shares held by the sole shareholder and are pledged as collateral for repayment of the convertible notes.
     The $8,100,000 purchase price of convertible notes issued on November 30, 2005 was reduced by issuance costs of $641,000. The Company allocated $3,363,000 of the net proceeds of $7,459,000 to the compound embedded derivative liability which was comprised of the bifurcated conversion feature and the early redemption right, $843,996 to the freestanding financial instruments liability associated with the obligation to issue the second tranche of convertible debt to the investors and the investors’ option to subscribe for a third tranche of convertible debt, and $3,252,004 to the convertible debt. The resulting discount on the convertible debt is being amortized over the three year term using the straight-line method which approximates the effective interest rate method.
     As of December 31, 2005, the fair values of the convertible debt, compound embedded derivative liability, the freestanding financial instrument liability were $11,595,000, $3,679,000, and $1,107,084, respectively. Changes in the fair value of the compound embedded derivative and the freestanding option, which is classified within the freestanding financial liability, are recognized at each reporting date and are classified as loss on change in value of derivatives in the statements of operations.
     Subsequent to the November 30, 2005 issuance, the Company and the note holders amended the terms of the note agreement as follows:
     On March 30, 2006, the Company and the note holders executed a supplemental agreement amending certain provisions related to events of default prior to conversion or maturity (as defined in the subscription agreement). The original terms required that, in the event of default, the Company pay the note holders the greater of a 12% interest premium or the fair value of the common stock underlying the convertible notes on an if-converted basis. The terms of the supplemental agreement state that in an event of default the Company must pay an interest premium of 18% per annum. The terms of the original agreement created a provision which allowed for potential net settlement of the Company’s common shares, and accordingly, prior to the supplemental agreement, the Company was required to bifurcate the conversion option from the host debt instrument as it met the test of a derivative instrument.

9. CONVERTIBLE NOTES — continued
     Since the supplemental agreement removed the net settlement provision the Company was no longer required to bifurcate the conversion option. Accordingly, on March 30, 2006, the Company derecognized the embedded derivative liability related to the conversion option. Because the early redemption put option continues to meet the definition of a derivative instrument after the March 30, 2006 modification, the early redemption option continues to be recorded by the Company as a derivative liability and reported at its fair value with changes in its fair value recognized in the statements of operations. The early redemption option was valued by an independent valuer using the Black-Scholes option pricing model.
     In addition to revising the provisions related to events of default, the March 30, 2006 supplemental agreement revised the original subscription agreement to revise the profit after tax computation to exclude all costs and charges related to the issuance of the convertible notes, including all costs and charges related to the recording of the derivative and freestanding financial instruments associated with the convertible notes, including changes to their fair values. The supplemental agreement effectively requires that the Company achieve a profit after tax of $6 million for the 12-month period ended February 28, 2006, reduced by the amount of all costs and charges related to the issuance of the convertible notes and related derivative and freestanding financial instruments.
     Additionally, the supplemental agreement revised the requirement under the original subscription agreement that the Company deliver to the note holders audited financial statements for the year ended December 31, 2004 of profit after tax of $1 million, and the eight-month period ended August 31, 2005 of profit after tax of $4.5 million, under IFRS and delivered to the note holders by January 31, 2006. The supplement agreement changed the date of delivery of the audited financial statements to April 30, 2006.
     On June 9, 2006, the Company and the note holders executed a supplemental agreement removing the provision that would have given the note holders an adjustment on the conversion price in the event the Company’s profit after tax for the 12-month period ended February 28, 2006 was less than certain predefined amounts.
     On July 1, 2006, the Company and the note holders executed a supplemental agreement amending the following provisions:
     Interest The note shall bear interest from the issuance date at the rate of 12% per annum on the principal amount of the note outstanding. Such interest shall be payable as follows:
     (i) 2% per annum shall be payable in cash by four equal quarterly installments in arrears, and (ii) 10% per annum shall be payable in a balloon payment as at the date of conversion or redemption as the case may be.
     Taxes No withholding taxes shall be payable by the Company in respect of any amounts deemed under the Canadian income tax laws to constitute interest paid upon conversion of the note.
     Conversion The conversion price per common share shall be adjusted to be US$5.77 upon the full conversion of all notes of an aggregate principal amount of $11,750,000.
     Share split Immediately following the full conversion of all notes, the outstanding common shares owned by Mr. Shawn Qu and the note holders will be split on a 1.17 for 1 basis such that the aggregate shareholding of the note holders in the Company following the share split shall be 23.79%, or a conversion ratio of $4.94, effectively the original conversion ratio on a post-split basis.
     On July 1, 2006, the notes of an aggregate principal amount of $11,750,000 were converted into 2,036,196 common shares.
     On July 1, 2006, Mr. Shawn Qu, the sole shareholder prior to conversion of the notes entered into a put option agreement with the note holders to grant the note holders an option to sell back all the common shares from conversion of the notes to Mr. Shawn Qu at the principal amount of the notes of $11,750,000. The put option is exercisable from time to time in whole or in part (i) at any time from March 31, 2007 (inclusive) to April 10, 2007 (inclusive) in the event that the Company has not completed a Qualified IPO on or before March 31, 2007 or (ii) at any time after the occurrence and during the continuance of an event of default. On July 1, 2006, Mr. Shawn Qu, stockholder of the Company, pledged 6,757,000 shares in favor of the note holders. The put option terminated upon the initial public offering on November 9, 2006.

9. CONVERTIBLE NOTES — continued
     On July 11, 2006, the Board of Directors approved the share split on a 1.17 for 1 basis for the shares owned by Mr. Shawn Qu and the note holders. On October 19, 2006, the Board of Directors approved the share split on a 2.33 for 1 basis for 9,000,000 shares owned by Mr. Shawn Qu and the note holders. After the share split, 15,427,995 shares are owned by Mr. Shawn Qu, 5,542,005 are owned by the note holders. All share information relating to common shares of the Company in the accompanying financial statements have been adjusted retroactively.
     When the note holders converted all of their convertible notes into the Company’s common shares on July 1, 2006, they acknowledged and agreed that Mr. Shawn Qu’s right to the Company’s retained earnings as of February 28, 2006 under the dividend provision of the convertible notes would remain in effect. The note holders and Mr. Shawn Qu agreed to give effect to Mr. Shawn Qu’s right by:
     (i) the transfer to Mr. Shawn Qu of 108,667 common shares from the note holders; and
     (ii) the issue under the Company’s stock-based compensation plan of (a) 116,500 restricted shares, and (b) options to purchase 46,600 common shares at an exercise price of $4.29 per common share, both with vesting periods of four years, to Hanbing Zhang, who is the wife of Mr. Shawn Qu.
     2007 Convertible Note Subscription Agreement
     On December 11, 2007, the Company signed a subscription agreement for the issuance of convertible notes of $75,000,000 (the “2007 Notes”).
     The terms of the 2007 Notes are described as follows:
     Maturity date. The 2007 Notes mature on December 15, 2017.
     Interest. The 2007 Note holders are entitled to receive interest at 6% per annum on the principal outstanding, in semi-annually installments, payable in arrears.
     Conversion. The initial conversion rate is 50.6073 shares per $1,000 initial principal amount, which represents an initial conversion price of approximately $19.76 per share. The 2007 Notes are convertible at any time prior to maturity. The conversion rate is subject to change for certain anti-dilution events and upon a change in control. If the holders elect to convert the 2007 Notes upon a change of control, the conversion rate will increase by a number of additional shares as determined by reference to an adjustment schedule based on the date on which the change in control becomes effective and the price paid per common share in the transaction (referred to as the “Fundamental Change Make-Whole Premium”). The Make-Whole Premium is intended to compensate holders for the loss of time value upon early exercise.
     Redemption. The holders may require the Company to repurchase the 2007 Notes for cash on December 24, 2012 and December 15, 2014, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. The Company may redeem the notes on or after December 24, 2012 at a redemption price equal 100% of the principal amount of the notes, plus accrued and unpaid interest, (i) in whole or in part the closing price for our common shares exceeds 130% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the notice of redemption or (ii) in whole only, if at least 95% of the initial aggregate principal amount of the 2007 Notes originally issued have been redeemed, converted or repurchased and, in each case, cancelled.
     In accordance with FSP APB 14-1, the Company recognized both the debt and equity components associated with the 2007 Notes. The debt component was recognized at the fair value of a similar instrument that does not have an associated equity component, which initially amounted to $62,686,088. The equity component was recognized as the difference between the proceeds and the fair value of the debt component. Offering costs incurred for the issuance of the 2007 Notes amounted to $3,351,634, which were allocated to the debt and equity components in proportion to the allocation of the proceeds and were accounted for as debt issuance costs and equity issuance costs, respectively. The initial debt issuance costs amounted to $2,801,344. The debt discount (measured as the difference between the proceeds and the initial debt component plus debt issuance costs) are being amortized through interest expense over the period from December 10, 2007, the date of issuance, to December 24, 2012, the earliest redemption date, using the effective interest rate method, which was 11.4% for the years ended December 31, 2007 and 2008, respectively. Amortization expense of $nil and $1,179,446 was recorded for the years ended December 31, 2007 and 2008, respectively. In addition, coupon interest charge of $262,500 and $2,280,000 were recorded for the years ended December 31, 2007 and 2008, respectively.

9. CONVERTIBLE NOTES — continued
     On May 27, 2008, the Company offered to increase the conversion rate, based on a specified formula, to induce the holders of the 2007 Notes to convert their notes into the Company’s common shares (the “Offer”) on or before June 24, 2008.
     On June 27, 2008, the Company announced an increased conversion rate of 53.6061 in accordance with the terms of the Offer and issued 3,966,841 common shares in exchange for $74 million in principal amount of the 2007 Notes. The induced conversion resulted in a charge to earnings of $10,170,118, which was equal to the fair value of all common shares and cash consideration transferred in the transaction in excess of the fair value of the common shares issuable pursuant to the original conversion terms. In addition, the Company recognized $2,429,524 as a gain on debt extinguishment, equal to the difference between the consideration attributed to the debt component and the sum of (a) the net carrying amount of the debt component and (b) any unamortized debt issuance costs. In addition, upon conversion, $13,766,173 in unamortized debt discount and debt issuance costs were reclassified to common shares.
     Details of convertible notes as of December 31, 2007 and 2008 are as follows:

	At December 31,	At December 31,
	2007	2008
	$	$

Carrying amount of the equity component	11,763,622	156,848

Principal amount of the debt component	75,000,000	1,000,000
Unamortized debt discount	15,115,256	169,638

Net carrying amount of the debt component	59,884,744	830,362

     As of December 31, 2008, the remaining period over which the discount on the debt component will be amortized was 4 years. The conversion price and the number of shares upon conversion were approximately $19.76 per share and 50,607, respectively. The intrinsic value, as measured by the amount by which the instrument’s if-converted value exceeds its principal amount, regardless of whether the instrument is currently convertible, was $nil.
10. RESTRICTED NET ASSETS
     As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.
     The general reserve is used to offset future losses. The subsidiaries may, upon a resolution passed by the stockholder, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law.
     In addition to the general reserve, the Company’s PRC subsidiaries are required to obtain approval from the local PRC government prior to distributing any registered share capital. Accordingly, both the appropriations to general reserve and the registered share capital of the Company’s PRC subsidiaries are considered as restricted net assets amounting to $82,408,533 and $178,287,562 as of December 31, 2007 and 2008, respectively.

11. INCOME TAXES
     The provision for income taxes is comprised of the following:

	Years ended December 31,
	2006	2007	2008
	$	$	$
Income (Loss) before Income Tax
Canada	(15,218,572)	(2,572,182)	(31,376,639)
Other	6,220,702	2,233,389	33,496,558

	(8,997,870)	(338,793)	2,119,919

Current Tax
Canada	(115,061)	569,396	9,268,794
Other	363,719	471,220	2,837,939

	248,658	1,040,616	12,106,733

Deferred Tax
Canada	263,309	(241,815)	571,861
Other	(79,973)	(962,315)	(3,024,814)

	183,336	(1,204,130)	(2,452,953)

Total Income Tax Provision
Canada	148,248	327,581	9,840,655
Other	283,746	(491,095)	(186,875)

	431,994	(163,514)	9,653,780

     The Company was incorporated in Ontario, Canada and is subject to both federal and Ontario provincial corporate income taxes at a rate of 36.12%, 36.12% and 33.50% for the years ended 2006, 2007 and 2008, respectively.
     The major operating subsidiaries, CSI Solartronics (Changshu) Co., Ltd., CSI Solar Manufacture Inc., CSI Cells Co., Ltd., CSI Central Solar Power Co., Ltd., and Changshu CSI Advanced Solar Inc. were governed by the PRC Enterprise Income Tax Law (“EIT Law”), which replaced the old Income Tax Law of PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax regulations (the old “FEIT Law”) effective from January 1, 2008.
     Pursuant to the old FEIT Law, foreign-invested manufacturing enterprises were subject to income tax at a statutory rate of 33% (30% of state income tax plus 3% local income tax) on PRC taxable income. However, a preferential tax rate (24% or 15% of state income tax) was available for foreign-investment manufacturing enterprises located in specific geographical areas. In addition, under the old FEIT Law, foreign-invested manufacturing enterprises were entitled to tax exemption from the state income tax for their first two profitable years of operation, after taking into account any tax losses brought forward from prior years, and a 50% tax deduction for the succeeding three years. Local income tax was fully exempted during the tax holiday.
     On March 16, 2007, the PRC government promulgated the EIT Law. The PRC EIT Law provides that enterprises established under the laws of foreign jurisdictions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC EIT at the rate of 25% on worldwide income. While the Chinese tax residency concept of place of management and control is vaguely defined in the new EIT Law, the Implementation Rules (“IRs”) of the new EIT Law look to substantial and comprehensive management and control over the manufacturing and business operations, personnel, accounting and properties of an enterprise.
     Under the new EIT Law, domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. While the new EIT Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment (e.g. tax rate of 15%) will continue to be given to companies in certain encouraged sectors and to entities classified as state-encouraged “New High Technology” companies regardless of whether they are domestically-owned enterprises or FIEs. In 2008, CSI Solartronics (Changshu) Co., Ltd. was recognized as a state-encouraged “New High Technology” company and was entitled to a 15% preferential tax rate for fiscal 2008.

11. INCOME TAXES — continued
     The new EIT Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the new EIT Law and which were entitled to a preferential lower tax rate and tax holiday under the old FEIT Law or regulations. The tax rate of such enterprises will transition to the 25% uniform tax rate within a five-year transition period and the tax holiday, which was enjoyed by such enterprises before the effective date of the new EIT Law, may continue to be enjoyed until the end of the tax holiday.
     Subject to the circular promulgated by the PRC State Council on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council are eligible to be grandfathered in accordance with Implementation Circular. With respect to our PRC operations, the “two-year exemption” and “three-year half reduction” tax preferential policies enjoyed by our PRC subsidiaries are included in the scope of those grandfathered by the Implementation Circular.
     Accordingly, from January 1, 2008, the tax rates applicable on the Company’s major operating subsidiaries are summarized as follows:

	Tax Rate under the		Transitional Tax
Company	old FEIT law	Tax holiday under the old EIT Law	rate under the new EIT Law
CSI Solartronics (Changshu) Co., Ltd.	27% (24% state tax + 3% local tax)	2-year exemption ended December 31, 2003 + 3 year half reduction ended December 31, 2006; 12% for 2007 due to the technology advanced enterprise status	15% (obtained “New High Technology” status under the new EIT law in 2008)
CSI Solar Manufacture Inc.	18% (15% state tax + 3% local tax)	2-year exemption ended December 31, 2006 + 3 year half reduction ended December 31, 2009	12.5% (half reduction on 25%) for 2008 and 2009 and 25% for 2010 and after
CSI Cells Co., Ltd.	27% (24% state tax + 3% local tax)	2-year exemption ended December 31, 2008 + 3 year half reduction ended December 31, 2011	Exempted for 2008 and 12.5% for 2009, 2010 and 2011 (half reduction on 25%)
CSI Central Solar Power Co., Ltd.	33% (30% state tax + 3% local tax)	2-year exemption ended December 31, 2008 + 3 year half reduction ended December 31, 2011	Exempted for 2008 and 12.5% for 2009, 2010 and 2011 (half reduction on 25%)
Changshu CSI Advanced Solar Inc.	27% (24% state tax + 3% local tax)	2- year exemption ended December 31, 2009 + 3 year half reduction ended December 31, 2011	Exempted for 2008 and 2009 and 12.5% for 2010, 2011 and 2012 (half reduction on 25%)
     Under the EIT Law and IRs issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. If the Company is deemed to be a PRC “resident enterprise”, dividends distributed from the Company’s PRC subsidiaries to the Company, could be exempt from Chinese dividend withholding tax. However, dividends from the Company to ultimate shareholders would be subject to Chinese withholding tax at 10% or a lower treaty rate. Undistributed earnings of the Company’s foreign subsidiaries of approximately $49.3 million at December 31, 2008 are considered to be indefinitely reinvested and no provision for withholding taxes has been provided thereon.
     Effective from January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

11. INCOME TAXES — continued
     The adoption of FIN 48 reduced retained earnings as of January 1, 2007, by $612,199, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in liability for uncertain tax positions in the consolidated balance sheet. In accordance with the Company’s policies, it accrues and classifies interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The amount of interest and penalties as of January 1, 2007 was approximately $65,467, and the additional interest and penalties as of December 31, 2007 and 2008 was approximately $197,636 and $588,671, respectively. The Company does not anticipate any significant increases or decreases to its liabilities for unrecognized tax benefits within the next 12 months.
     The Company is subject to taxation in Canada and China. The Company’s tax years from 2004 through 2008 are subject to examination by the tax authorities of Canada. With few exceptions, the Company is no longer subject to federal taxes for years prior to 2005 and Ontario taxes for years prior to 2004. The Company’s tax years from 2002 through 2008 are subject to examination by the PRC tax authorities due to its permanent establishment in China.
     The Company’s major operating entity in China is subject to examination by the PRC tax authorities from 2003 through 2008 on non-transfer pricing matters, and from inception through the end of 2008 on transfer pricing matters.
     The following table indicates the changes to the recorded liabilities for the Company’s unrecognized tax benefits for the years ended December 31, 2007 and 2008, respectively. The term “unrecognized tax benefits” in FIN 48 refers to the differences between a tax position taken or expected to be taken in a tax return and the benefit measured and recognized in the financial statements in accordance with the guidelines of FIN 48.

	At December 31,	At December 31,
	2007	2008
	$	$
Beginning balance	612,199	2,278,482
Gross increases — additions for tax positions and the additional interest and penalties taken for the year	1,666,283	6,425,348

Ending balance	2,278,482	8,703,830

The principal components of deferred income tax assets are as follows:

	At December 31,	At December 31,
	2007	2008
	$	$
Deferred tax assets:
Accrued warranty costs	1,260,517	3,448,387
Issuance costs	2,748,710	3,163,556
Inventory write-down	247,982	2,138,259
Foreign tax credit	1,048,175	1,064,301
Debt discount	(3,894,200)	379,240
Net loss carried forward	1,123,320	—
Others	663,447	893,387

Total deferred tax assets	3,197,951	11,087,130

Analysis as:
Current	2,218,983	4,121,627
Non-current	978,968	6,965,503

	3,197,951	11,087,130

11. INCOME TAXES — continued
     Reconciliation between the provision for income tax computed by applying Canadian federal and provincial statutory tax rates to income before income taxes and the actual provision and benefit for income taxes is as follows:

	Years ended December 31,
	2006	2007	2008
	$	$	$
Combined federal and provincial income tax rate	36%	36%	34%
Taxable income (loss) not included in pre-tax income (loss)	(5%)	817%	384%
Expenses not deductible for tax purpose	(55%)	(1,312%)	220%
Tax exemption and tax relief granted to the Company	16%	397%	(249%)
Effect of different tax rate of subsidiary operation in other jurisdiction	7%	154%	(176%)
FIN 48 liability	—	(168%)	372%
Change of tax rates in the following years	(2%)	75%	(161%)
Exchange gain (loss)	(2%)	49%	31%

	(5%)	48%	455%

The aggregate amount and per share effect of the tax holiday are as follows:

	Years ended December 31,
	2006	2007	2008
	$	$	$
The aggregate dollar effect	1,429,352	1,345,726	5,281,258

Per share effect — basic and diluted	0.08	0.05	0.17

12. EARNINGS PER SHARE
     The following table sets forth the computation of basic and diluted loss per share for the periods indicated:

	Years ended December 31,
	2006	2007	2008
	$	$	$
Loss available to common stockholder — basic and diluted	($9,429,864)	($175,279)	($7,533,861)

Weighted average number of common shares — basic and diluted	18,986,498	27,283,305	31,566,503

Basic and diluted loss per share	$(0.50)	$(0.01)	$(0.24)

     Diluted loss per share calculation excludes 2,361,376, 468,947 and 790,933 common shares issuable upon the assumed conversion of the convertible debt, share options and restricted shares for 2006, 2007 and 2008, respectively, as their effect would have been anti-dilutive.

13. RELATED PARTY BALANCES AND TRANSACTIONS
Related party balances:
     The amount due to related party as of December 31, 2008 is a government award payable to Mr. Shawn Qu, CEO, director and stockholder of the Company, who has beneficial interest in the Company.
     The amount due to related party as of December 31, 2007 represents consulting fees payable to Swift Allies Inc., owned by Mr. Shawn Qu, CEO, director and stockholder of the Company. The amount of consulting fee payable was unsecured and interest free and was fully repaid during the year ended December 31, 2008.
Related party transactions:
     The Company borrowed $30 million in June 2008 from Mr. Shawn Qu, CEO, director and stockholder of the Company, with an interest rate of 7%. The borrowing was used for working capital purposes and was repaid in December 2008.
     During the years ended December 31, 2006, 2007 and 2008, the Company paid loan interest to Mr. Shawn Qu, CEO, director and stockholder of the Company, in the amount of $nil, $nil and $737,543, respectively.
14. COMMITMENTS AND CONTINGENCIES
a) Operating lease commitments
     The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 1 to 97 months and are renewable upon negotiation. Rental expenses were $218,785, $521,778, $1,202,904 for the years ended December 31, 2006, 2007 and 2008, respectively.
     Future minimum lease payments under non-cancelable operating lease agreements at December 31, 2008 were as follows:

December 31	$
2009	930,012
2010	514,708
2011	47,462
2012	29,884
2013 and after	124,516

Total	1,646,582

b) Property, plant and equipment purchase commitments
     As of December 31, 2008, short-term commitments outstanding for the purchase of property, plant and equipment approximated $55,704,628.
c) Supply purchase commitments
     In order to secure future silicon materials, solar wafers and solar cell supply, the Company entered into several long-term supply agreements with overseas and domestic suppliers in the past four years. Under such agreements, the suppliers agreed to provide the Company with specified quantities of silicon materials, solar wafers and solar cells, and the Company has made prepayments to these suppliers in accordance with the supply contracts. The prices of some supply contracts were pre-determined and others were subject to adjustment to reflect the prevailing market level when transactions occur.
     The total purchases under these long-term agreements were $3 million, $50 million and $45 million in 2006, 2007 and 2008, respectively.
     In addition, the Company has entered into several short-term purchase agreements with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of December 31, 2008, future minimum purchases outstanding under the agreements approximated $25,822,140.

14. COMMITMENTS AND CONTINGENCIES — continued
c) Supply purchase commitments — continued
     The following is a schedule, by year, of future minimum obligation under all supply agreements as of December 31, 2008:
Twelve Months Ending December 31:

2009	$296,344,577
2010	627,281,028
2011	765,861,464
2012	774,894,841
2013	738,161,388
Thereafter	1,354,886,978

Total	$4,557,430,276
15. SEGMENT INFORMATION
     The Company primarily operates in a single reportable business segment that includes the design, development and manufacture of solar power products.
     The following table summarizes the Company’s net revenues generated from different geographic locations:

	Years ended December 31,
	2006	2007	2008
	$	$	$
Europe:
- Germany	38,787,860	206,740,573	438,101,658
- Spain	7,825,860	64,628,868	188,133,256
- Others	5,367,063	15,218,476	4,912,021

Europe Total	51,980,783	286,587,917	631,146,935

Asia:
- China	14,091,562	6,608,046	25,356,557
- Others	109,061	6,996,651	16,214,174

Asia Total	14,200,623	13,604,697	41,570,731

America	2,030,850	2,605,057	32,288,690

Total net revenues	68,212,256	302,797,671	705,006,356

Substantially all of the Company’s long-lived assets are located in the PRC.

16. MAJOR CUSTOMERS
     Details of customers accounting for 10% or more of total net revenues are as follows:

	Years ended December 31
	2006	2007	2008
	$	$	$

Company A	*	60,119,666	103,620,514
Company B	*	43,540,156	88,628,315
Company C	*	60,361,058	76,660,435
Company D	—	63,926,118	*
Company E	9,737,337	*	*
Company F	6,893,121	*	—
Company G	9,189,588	—	—

*	Less than 10%
     The accounts receivable from the three customers with the largest receivable balances represents 42%, 29%, 10% of the balance of the account at December 31, 2007, and 55%, 18%, 16% of the balance of the account at December 31, 2008, respectively.
17. EMPLOYEE BENEFIT PLANS
     Employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. The calculation of contributions for these eligible employees is based on 18% of the applicable payroll cost. The expense paid by the Company to these defined contributions schemes was $79,982, $351,822 and $1,408,764 for the years ended December 31, 2006, 2007 and 2008, respectively.
     In addition, the Company is required by PRC law to contribute approximately 9%, 8%, 2% and 2% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits, respectively. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed for these benefits were $87,281, $335,891 and $1,294,408 for the years ended December 31, 2006, 2007 and 2008, respectively.
18. SHARE OPTIONS
     Prior to 2006, the Company did not grant share-based awards to employees, directors or external consultants who rendered services to the Company.
     On May 30, 2006, the Board of Directors approved the adoption of a share incentive plan to provide additional incentives to employees, directors or external consultants. The maximum aggregate number of shares which may be issued pursuant to all awards (including options) is 2,330,000 shares, plus for awards other than incentive option shares, an annual increase to be added on the first business day of each calendar year beginning in 2007 equal to the lesser of one percent (1%) of the number of common shares outstanding as of such date, or a lesser number of common shares determined by the Board of Directors or a committee designated by the Board. The share incentive plan will expire on, and no awards may be granted after, March 15, 2016. Under the terms of the share incentive plan, options are generally granted with an exercise price equal to the fair market value of the Company’s ordinary shares and expire ten years from the date of grant.
Options to Employees
     As of December 31, 2008, there was $7,341,136 in total unrecognized compensation expense related to share-based compensation awards, which is expected to be recognized over a weighted-average period of 1.98 years. During the year ended December 31, 2006, 2007 and 2008, $3,612,911, $4,833,422 and $6,477,909 was recognized as compensation expense, respectively. There is no income tax benefit recognized in the income statement for the share-based compensation arrangements in 2006, 2007 and 2008.

18. SHARE OPTIONS — continued
     Prior to November 15, 2006, the date of our initial public offering, the derived fair value of the ordinary shares underlying the options was determined by management based on a number of factors, including a retrospective third-party valuation using generally accepted valuation methodologies. Such methodologies included a weighted-average equity value derived by using a combination of the discounted cash flow method, a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate and the guideline companies method, which incorporates certain assumptions including the market performance of comparable listed companies as well as the financial results and growth trends of the Company.
     For all stock options granted before December 31, 2006, the Company used the Black-Scholes option-pricing model to estimate the fair value of each stock option grant. The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. Effective from January 1, 2007, the Company began utilizing the Binomial option-pricing model as the Company believes that such model produces a more accurate result in estimating the fair value of stock options.
     The following assumptions were used to estimate the stock options granted in 2006, 2007 and 2008:

	2006	2007	2008

Risk free rate	5.27%~5.72%	5.31%~6.15%	5.14%~5.95%
Average expected exercise term	6.13 years	n/a	n/a
Volatility ratio	66%~69%	79%~81%	78%~79%
Dividend yield	—	—	—
Annual exit rate	n/a	6%	8%
Suboptimal exercise factor	n/a	3.27	3.27~3.70
     A summary of the option activity is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number of	exercise	contract	Aggregate
	options	price	terms	intrinsic value
		$		$

Options outstanding at January 1, 2008	1,630,395	5.55
Granted	217,336	34.00
Exercised	(391,143)	4.95
Cancelled or Forfeited	(87,715)	4.18

Options outstanding at December 31, 2008	1,368,873	10.33	8 years	2,285,886

Options vested or expected to vest at December 31, 2008	1,298,614	10.41	8 years	2,150,374

Options exercisable at December 31, 2008	568,900	12.61	8 years	737,372

     The weighted average grant-date fair values of options in 2006, 2007 and 2008 were $12.98, $6.13 and $22.15, respectively. The total intrinsic value of options exercised during the year ended December 31, 2006, 2007 and 2008 was $nil, $650,086 and $13,594,533, respectively.
Options and Restricted shares to Non-employees
     On June 30, 2006, the Company granted 116,500 restricted shares to certain consultants for services to be rendered in the two-year period from the date of grant. These shares vested on the anniversary date of June 30, 2007 and 2008 on the straight-line basis. On April 13, 2007, the Company granted 11,650 share options to its external consultants in exchange for its consulting services. The options had an exercise price of $15 and vested immediately. The Company recorded compensation expenses of $488,392, $952,693 and $1,521,353 during the years ended December 31, 2006, 2007 and 2008 over the vesting period, with the final computation of fair value measured on the vesting date of these non-employee awards.

18. SHARE OPTIONS — continued
Restricted shares to Employees
     The Company granted 333,190 and 116,500, restricted shares to employees in May 2006 and July 2006, respectively. The restricted shares were granted at nominal value and generally vest over periods from one to four years based on the specific terms of the grants. The difference between the exercise price of the options and the fair market value of the Company’s ordinary share at the date of grant resulted in total compensation cost of approximately $7.1 million that will be recognized ratably over the vesting period. During the years ended December 31, 2006, 2007 and 2008, $2,043,576, $3,315,677 and $1,102,740 were amortized as compensation expenses, respectively.
     As of December 31, 2008, there was $646,536 of total unrecognized share-based compensation related to unvested restricted share awards. That cost is expected to be recognized over an estimated weighted average amortization period of 1.57 years.
     A summary of the status of the Company’s unvested restricted shares granted to both employee and non-employee is presented below:

		Weighted average
		grant-date
	Number of Shares	fair value
		$
Unvested at January 1, 2008	311,055	15.83
Granted	—	—
Vested	(252,805)	16.22
Cancelled or Forfeited	—	—

Unvested at December 31, 2008	58,250	14.12

     The total fair value of restricted shares vested during the year ended December 31, 2006, 2007 and 2008 was $nil, $4,138,995 and $6,365,572, respectively.
19. SUBSEQUENT EVENTS
     Subsequent to December 31, 2008, the following events occurred:
     During the first quarter of 2009, the Company executed several agreements with Chinese commercial banks for working capital loans totaling $41.7 million with maturities ranging from six months to one year and bearing interest from 2.936% to 5.310% per annum.
20. RECAST FINANCIAL INFORMATION
     As described in Note 2 (x), effective January 1, 2009, the Company adopted the provision of FSP APB14-1.
     The impact of adoption of FSP APB 14-1 on the consolidated financial statement line items as of and for the years ended December 31, 2008 and 2007 is illustrated in the following tables.

20. RECAST FINANCIAL INFORMATION — continued
Consolidated Statements of Operations:

	Year ended December 31, 2008
	As Originally	As	Effect of
	Reported	Adjusted	Change

Interest expense	(11,265,576)	(12,201,293)	(935,717)
Gain on debt extinguishment	—	2,429,524	2,429,524
Foreign exchange gain (loss)	(20,087,375)	(19,989,123)	98,252
Income before income taxes	527,860	2,119,919	1,592,059
Income tax expense	(9,916,106)	(9,653,780)	262,326
Net loss	(9,388,246)	(7,533,861)	1,854,385

	Year ended December 31, 2007
	As Originally	As	Effect of
	Reported	Adjusted	Change

Interest expense	(2,367,131)	(2,311,270)	55,861
Loss before income taxes	(394,654)	(338,793)	55,861
Income tax expense	184,978	163,514	(21,464)
Net loss	(209,676)	(175,279)	34,397
Consolidated Balance Sheets:

	At December 31, 2008
	As Originally	As	Effect of
	Reported	Adjusted	Change

Prepaid expenses and other current assets	10,918,581	10,909,649	(8,932)
Total current assets	339,023,269	339,014,337	(8,932)
Deferred tax assets	6,997,918	6,965,503	(32,415)
Other non-current assets	299,038	263,281	(35,757)
Total assets	570,731,399	570,654,295	(77,104)
Convertible notes	1,000,000	830,362	(169,638)
Total liabilities	238,569,952	238,400,314	(169,638)
Common shares	294,707,048	395,153,795	100,446,747
Additional paid-in capital	35,537,691	(66,705,304)	(102,242,995)
Accumulated deficit	(12,992,818)	(11,104,036)	1,888,782
Total stockholders’ equity	332,161,447	332,253,981	92,534
Total liabilities and stockholders’ equity	570,731,399	570,654,295	(77,104)

20. RECAST FINANCIAL INFORMATION — continued

	At December 31, 2007
	As Originally	As	Effect of
	Reported	Adjusted	Change

Prepaid expenses and other current assets	10,057,777	9,460,119	(597,658)
Total current assets	219,900,342	219,302,684	(597,658)
Deferred tax assets	3,965,886	978,968	(2,986,918)
Other non-current assets	3,431,321	135,548	(3,295,773)
Total assets	284,502,529	277,622,180	(6,880,349)
Convertible notes	75,000,000	59,884,744	(15,115,256)
Total liabilities	158,236,656	143,121,400	(15,115,256)
Additional paid-in capital	26,435,689	34,636,199	8,200,510
Accumulated deficit	(3,604,572)	(3,570,175)	34,397
Total stockholders’ equity	126,265,873	134,500,780	8,234,907
Total liabilities and stockholders’ equity	284,502,529	277,622,180	(6,880,349)
Consolidated Statements of Cash Flows:

	Year ended December 31, 2008
	As Originally	As	Effect of
	Reported	Adjusted	Change

Net loss	(9,388,246)	(7,533,861)	1,854,385
Amortization of discount on debt	243,729	1,179,446	935,717
Gain on debt extinguishment	—	(2,429,524)	(2,429,524)
Deferred taxes	(621,658)	(982,236)	(360,578)

	Year ended December 31, 2007
	As Originally	As	Effect of
	Reported	Adjusted	Change

Net loss	(209,676)	(175,279)	34,397
Amortization of discount on debt	55,861	—	(55,861)
Deferred taxes	(2,929,089)	(2,907,625)	21,464
     Notes 2, 7, 9, 11, 12 and Schedule I has been modified as to the effect of adoption of FSP APB 14-1.

Additional Information — Financial Statements Schedule 1
Canadian Solar Inc.
     Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented as the restricted net assets of Canadian Solar Inc.’s consolidated and unconsolidated subsidiaries not available for distribution to Canadian Solar Inc. as of December 31, 2007 and 2008 of $82,408,533 and $178,287,562 , respectively, exceeded the 25% threshold.
     These financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Financial Information of Parent Company
Balance Sheets

	December 31, 2007	December 31, 2008
	$	$
ASSETS
Current assets:
Cash and cash equivalents	22,411,660	13,289,610
Accounts receivable, net of allowance for doubtful accounts of $204,382 and$5,062,312 at December 31, 2007 and 2008, respectively	59,990,021	46,682,715
Inventories	895,472	3,257,231
Advances to suppliers	3,359,795	1,005,903
Amounts due from related parties	43,250,443	83,496,732
Deferred tax assets	1,629,223	1,387,922
Prepaid expenses and other current assets	848,270	624,118

Total current assets	132,384,884	149,744,231
Advances to suppliers	4,102,711	12,528,000
Investment in subsidiaries	94,130,246	229,598,581
Deferred tax assets	622,198	5,479,787
Other non-current assets	—	3,021,418

TOTAL ASSETS	231,240,039	400,372,017

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	2,536,003	124,742
Amounts due to related parties	22,671,919	44,986,636
Other current liabilities	5,946,606	3,981,007

Total current liabilities	31,154,528	49,092,385
Accrued warranty costs	3,421,505	9,491,459
Convertible notes	59,884,744	830,362
Liability for uncertain tax positions	2,278,482	8,703,830

TOTAL LIABILITIES	96,739,259	68,118,036

Stockholder’s equity:
Common shares — no par value: unlimited authorized Shares, 27,320,389 shares issued and outstanding, as of December 31, 2007; 35,744,563 shares issued and outstanding, as of December 31, 2008	97,454,214	395,153,795
Additional paid-in capital	34,636,199	(66,705,304)
Accumulated deficit	(3,570,175)	(11,104,036)
Accumulated other comprehensive income	5,980,542	14,909,526

Total stockholders’ equity	134,500,780	332,253,981

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	231,240,039	400,372,017

See notes to financial information of parent company.

Financial Information of Parent Company
Statements of Operations

	Years ended December 31
	2006	2007	2008
	$	$	$

Net revenues	77,427,512	323,884,241	624,574,503
Cost of revenues	74,844,151	313,554,507	624,628,119

Gross profit (loss)	2,583,361	10,329,734	(53,616)

Operating expenses:
Selling expenses	2,510,642	3,382,165	4,455,132
General and administrative expenses	5,903,722	12,504,867	19,553,100
Research and development expenses	76,084	405,784	622,383

Total operating expenses	8,490,448	16,292,816	24,630,615

Loss from operations	(5,907,087)	(5,963,082)	(24,684,231)
Other income (expenses):
Interest expense	(1,598,415)	(353,318)	(4,400,736)
Interest income	304,636	316,175	3,557,683
Loss on change in fair value of derivatives related to convertible notes	(8,186,500)	—	—
Gain on debt extinguishment	—	—	2,429,524
Debt conversion inducement expense	—	—	(10,170,118)
Foreign exchange gain (loss)	(165,498)	2,582,256	1,888,000
Other — net	121,529	(140,972)	—

Loss before income taxes	(15,431,335)	(3,558,941)	(31,379,878)
Income tax expense	(125,606)	(166,605)	(9,840,655)
Equity in earnings of subsidiaries	6,127,077	3,550,267	33,686,672

Net loss	(9,429,864)	(175,279)	(7,533,861)

Loss per share — basic and diluted	$(0.50)	$(0.01)	$(0.24)

Shares used in computation — basic and diluted	18,986,498	27,283,305	31,566,503

See notes to financial information of parent company.

Financial Information of Parent Company
Statements of Cash Flows

	Years ended December 31,
	2006	2007	2008
	$	$	$
Operating activities:
Net loss	(9,429,864)	(175,279)	(7,533,861)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	—	—	757
Allowance for doubtful debts	17,445	188,894	4,880,241
Loss on change in fair value of derivatives related to convertible notes	8,186,500	—	—
Amortization of discount on debt	722,053	—	1,179,446
Equity in earnings of subsidiaries	(6,127,077)	(3,550,266)	(33,686,672)
Share-based compensation	6,144,879	9,101,792	9,102,002
Gain on debt extinguishment	—	—	(2,429,524)
Debt conversion inducement expense	—	—	10,170,118
Changes in operating assets and liabilities:
Inventories	(355,654)	1,519,318	(2,361,759)
Accounts receivable	(402,208)	(53,876,699)	8,430,376
Amounts due from related parties	(16,984,917)	(16,306,266)	(40,246,289)
Advances to suppliers	(2,469,789)	(1,742,545)	(6,074,708)
Other current assets	(316,269)	214,999	224,152
Accounts payable	(2,888,641)	2,026,184	(2,411,261)
Advances from customers	(1,607,870)	1,198,017	(1,483,914)
Amounts due to related parties	(1,786,340)	16,392,265	22,314,717
Accrued warranty costs	275,746	2,817,725	6,069,954
Other current liabilities	247,719	597,410	(100,189)
Liability for uncertain tax positions	—	1,666,283	6,425,348
Deferred taxes	168,049	(937,791)	2,068,575

Net cash used in operating activities	(26,606,238)	(40,865,959)	(25,462,491)

Investing activities:
Investment in subsidiaries	(46,800,000)	(20,460,000)	(93,600,000)
Purchase of equity investment	—	—	(3,000,000)
Purchases of property, plant and equipment	—	—	(22,174)

Net cash used in investing activities	(46,800,000)	(20,460,000)	(96,622,174)

Financing activities:
Proceeds from short-term borrowings	—	—	30,000,000
Repayment of short-term borrowings	(1,300,000)	—	(30,000,000)
Proceeds from issuance of convertible notes	3,650,000	75,000,000	—
Issuance cost paid on convertible notes	(571,315)	(2,970,138)	(381,900)
Proceeds from issuance of common shares, net off issuance costs	83,323,942	—	110,659,864
Proceeds from exercise of stock options	—	151,823	1,937,330

Net cash provided by financing activities	85,102,627	72,181,685	112,215,294

Effect of exchange rate changes	121,661	(4,789,309)	747,321

Net increase in cash and cash equivalents	11,818,050	6,066,417	(9,122,050)
Cash and cash equivalents at the beginning of the year	4,527,193	16,345,243	22,411,660

Cash and cash equivalents at the end of the year	16,345,243	22,411,660	13,289,610

Supplemental disclosure of cash flow information:
Interest paid	(876,362)	(58,814)	(2,601,581)

Income taxes paid	—	(98,681)	—

Supplemental schedule of non-cash activities:
Issuance cost included in other payable	—	(381,496)	—

Conversion of convertible notes to stockholders’ equity	10,162,215	—	72,106,800

See notes to financial information of parent company.

CANADIAN SOLAR INC.
NOTES TO FINANCIAL INFORMATION OF PARENT COMPANY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(In U.S. dollars)
1. RECAST FINANCIAL INFORMATION
     As described in Note 2 (x) to the consolidated financial statements, effective January 1, 2009, the Company adopted the provision of FSP APB14-1.
     The impact of adoption of FSP APB 14-1 on the financial information line items of parent company as of and for the years ended December 31, 2008 and 2007 is illustrated in the following tables.
Statements of Operations:

	Year ended December 31, 2008
	As Originally	As	Effect of
	Reported	Adjusted	Change

Interest expense	(3,465,019)	(4,400,736)	(935,717)
Gain on debt extinguishment	—	2,429,524	2,429,524
Foreign exchange gain	1,789,748	1,888,000	98,252
Loss before income taxes	(32,971,937)	(31,379,878)	1,592,059
Income tax expense	(10,102,981)	(9,840,655)	262,326
Net loss	(9,388,246)	(7,533,861)	1,854,385

	Year ended December 31, 2007
	As Originally	As	Effect of
	Reported	Adjusted	Change

Interest expense	(409,179)	(353,318)	55,861
Loss before income taxes	(3,614,802)	(3,558,941)	55,861
Income tax expense	(145,141)	(166,605)	(21,464)
Net loss	(209,676)	(175,279)	34,397

1. RECAST FINANCIAL INFORMATION — continued
Balance Sheets:

	At December 31, 2008
	As Originally	As	Effect of
	Reported	Adjusted	Change

Deferred tax assets — current	1,396,854	1,387,922	(8,932)
Total current assets	149,753,163	149,744,231	(8,932)
Deferred tax assets — noncurrent	5,512,202	5,479,787	(32,415)
Other non-current assets	3,057,175	3,021,418	(35,757)
Total assets	400,449,121	400,372,017	(77,104)
Convertible notes	1,000,000	830,362	(169,638)
Total liabilities	68,287,674	68,118,036	(169,638)
Common shares	294,707,048	395,153,795	100,446,747
Additional paid-in capital	35,537,691	(66,705,304)	(102,242,995)
Accumulated deficit	(12,992,818)	(11,104,036)	1,888,782
Total stockholders’ equity	332,161,447	332,253,981	92,534
Total liabilities and stockholders’ equity	400,449,121	400,372,017	(77,104)

	At December 31, 2007
	As Originally	As	Effect of
	Reported	Adjusted	Change

Deferred tax assets — current	2,226,879	1,629,223	(597,656)
Total current assets	132,982,540	132,384,884	(597,656)
Deferred tax assets — noncurrent	3,609,116	622,198	(2,986,918)
Other non-current assets	3,295,775	—	(3,295,775)
Total assets	238,120,388	231,240,039	(6,880,349)
Convertible notes	75,000,000	59,884,744	(15,115,256)
Total liabilities	111,854,515	96,739,259	(15,115,256)
Additional paid-in capital	26,435,689	34,636,199	8,200,510
Accumulated deficit	(3,604,572)	(3,570,175)	34,397
Total stockholders’ equity	126,265,873	134,500,780	8,234,907
Total liabilities and stockholders’ equity	238,120,388	231,240,039	(6,880,349)

1. RECAST FINANCIAL INFORMATION — continued
Statements of Cash Flows:

	Year ended December 31, 2008
	As Originally	As	Effect of
	Reported	Adjusted	Change

Net loss	(9,388,246)	(7,533,861)	1,854,385
Amortization of discount on debt	243,729	1,179,446	935,717
Gain on debt extinguishment	—	(2,429,524)	(2,429,524)
Deferred taxes	2,429,153	2,068,575	(360,578)

	Year ended December 31, 2007
	As Originally	As	Effect of
	Reported	Adjusted	Change

Net loss	(209,676)	(175,279)	34,397
Amortization of discount on debt	55,861	—	(55,861)
Deferred taxes	(959,255)	(937,791)	21,464